FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2005

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24
500 Bourke Street
MELBOURNE   VICTORIA   3000
AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Group Corporate Affairs

National Australia Bank Limited ABN 12004044937

ASX Announcement	500 Bourke Street Melbourne Victoria 3000 Australia

Melbourne, Friday 4th February 2005

Decisions on legal actions announced

The National Australia Bank today announced the decisions related to two recent legal actions.  The South Korean legal action involves a finding of approximately A$49.8 million plus interest and costs against the National.  The US legal action involves a finding in favour of the National for approximately A$36 million.

Details of each action are:

South Korea

The National announced in August 2003, that it had filed a complaint with the Public Prosecutor in Seoul against a former employee in relation to the forgery of certificates of deposits and promissory notes of approximately A$77 million (KRW60 billion), which purported to be National documents.

Subsequently, three civil actions were brought against the National and its former employee by holders of the forged documents for recovery of the funds which they claimed were deposits with the National’s Seoul branch.  The amounts claimed were approximately A$72 million (KRW 56.8 billion).  None of the plaintiffs were customers of the National and no funds passed through the National’s accounts.

In its judgment given today, the Seoul District Court found that although the monies claimed by the plaintiffs were not deposits with the National, the National was partially liable for the actions of its former employee.

In the first action where the plaintiffs claimed approximately A$66 million (KRW 52 billion), the court found that the National was 70% liable for the actions of its former employee and awarded an amount of approximately A$46.5 million (KRW36.764 billion) to the plaintiffs.

In the other two actions the plaintiffs claimed approximately A$5.5 million (KRW 4.4 billion).  The court found that the National was 60% liable for the actions of its employee and awarded an amount of approximately A$3.3 million (KRW 2.64 billion) to the plaintiffs.

Interest and some costs were awarded to the plaintiffs.

The court has not published its judgment but this is expected to be given during the next two weeks.  After examination of the court’s written judgment, the National will consider its position and whether an appeal will be pursued.

United States of America – Michigan National Bank

The National’s former wholly owned subsidiary, Michigan National Bank (MNC), brought an action against the United States government for the government’s action in retrospectively eliminating a tax deduction which had previously been available to US banks entering into agreements with the Federal Savings & Loan Insurance Corporation (FSLIC) to acquire failed Savings & Loan organisations.

MNC entered into such an agreement with FSLIC in 1988 to acquire Beverly Hills Savings & Loan.

The court determined the Government’s action was in breach of the covenant for good faith and fair dealing and in a judgment handed down on 29 December 2004 awarded the National A$36 million (US$27 million).

The US Government has the right to appeal this judgment until the end of February 2005.

For further information:

Brandon Phillips

Group Manager

Group Corporate Relations

03 8641 3857 work

0419 369 058 mobile

Or visit www.nabgroup.com

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

Susan Crook

Date:	7 March 2005	Title:	Associate Company Secretary